FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 6 February 2013, London, U.K. Amended Accounting Standard on Employee Benefits (IAS 19R) applicable as from 1 January, 2013

GlaxoSmithKline announces today that the amended IAS 19 issued by the IASB in June 2011 will be applied from 1 January 2013 to its consolidated financial statements.  The comparative periods presented in the 2013 financial statements will require retrospective application of the revised Standard.  It is estimated that the application of this change will reduce pre-tax profit by approximately £160 million in 2013 (2012: £92 million; 2011: £73 million) and earnings per share by approximately 2.5p in 2013 (2012: 1.3p; 2011: 1.0p).  The impact of this change on Shareholders' equity will be negligible.

For comparative purposes, set out below are the unaudited reconciliations between the reported figures under the existing Standard and the restated figures which will be reported on the new basis for the full year 2011 and each of the quarters from Q1 2012 to Q4 2012.  The funding costs of defined benefit plans are not allocated on a regional basis and therefore the impact of this change on the 2012 results has been allocated to corporate and other unallocated costs and disposal profits.

The two significant differences between the previous and amended Standards which will have an impact on GSK's reported results are as follows:

•
Expected returns on the fair value of plan assets will no longer be recognised in the income statement.  Expected returns are replaced by income calculated on the fair value of plan assets using the same discount rate as that used to measure the pension obligations.  This discount rate is based on market rates for high quality corporate bonds.  As a consequence, plan benefit costs will be higher under IAS 19R

•
Past service cost is recognised in the income statement in the period of a plan amendment instead of deferring the portion related to unvested benefits.  Past service cost arises when an entity introduces a pension plan or changes the benefit payable under an existing pension plan.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

UK Media enquiries:	David Mawdsley Sarah Spencer	+44 (0) 20 8047 5502 +44 (0) 20 8047 5502	(London) (London)

US Media enquiries:	Mary Rhyne Stephen Rea	+1 919 483 0492 +1 215 751 4394	(North Carolina) (Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson Tom Curry Gary Davies Lucy Budd James Dodwell Jeff McLaughlin Ziba Shamsi	+44 (0) 20 8047 5543 +1 215 751 5419 +44 (0) 20 8047 5503 +44 (0) 20 8047 2248 +44 (0) 20 8047 2406 +1 215 751 7002 +44 (0) 20 8047 3289	(London) (Philadelphia) (London) (London) (London) (Philadelphia) (London)

This Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The information for 2011 has been derived from the full Group accounts published in the Annual Report 2011.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Impact of IAS 19R in 2012 and 2011 on Core Results

	FY 2012			FY 2011
	Reported £m	Revised £m	Change £m	Reported £m	Revised £m	Change £m
	------	------	------	------	------	------
Turnover	26,431	26,431	-	27,387	27,387	-
Cost of sales	(7,078)	(7,109)	(31)	(7,259)	(7,284)	(25)
	------	------	------	------	------	------
Gross profit	19,353	19,322	(31)	20,128	20,103	(25)

Selling, general and administration	(7,855)	(7,905)	(50)	(7,956)	(7,993)	(37)
Research and development	(3,474)	(3,485)	(11)	(3,678)	(3,689)	(11)
Royalty income	306	306	-	309	309	-
Other operating income	-	-	-	-	-	-
	------	------	------	------	------	------
Operating profit	8,330	8,238	(92)	8,803	8,730	(73)
Net finance costs	(724)	(724)	-	(707)	(707)	-
Share of after tax profits of associates and joint ventures	29	29	-	15	15	-
	------	------	------	------	------	------
Profit before taxation	7,635	7,543	(92)	8,111	8,038	(73)

Taxation	(1,864)	(1,838)	26	(2,104)	(2,084)	20
Tax rate%	24.4%	24.4%		25.9%	25.9%
	------	------	------	------	------	------
Profit after taxation	5,771	5,705	(66)	6,007	5,954	(53)
	------	------	------	------	------	------

Profit attributable to non-controlling interest	235	235	-	197	197	-
Profit attributable to shareholders	5,536	5,470	(66)	5,810	5,757	(53)
	------	------	------	------	------	------

Earnings per share	112.7p	111.4p	(1.3)p	115.5p	114.5p	(1.0)p

Weighted average number of shares	4,912	4,912		5,028	5,028

Impact of IAS 19R on 2012 and 2011 Results

	FY 2011 £m	Q1 2012 £m	Q2 2012 £m	H1 2012 £m	Q3 2012 £m	9M 2012 £m	Q4 2012 £m	FY 2012 £m
	------	------	------	------	------	------	------	------

Cost of sales	(25)	(8)	(8)	(16)	(8)	(24)	(7)	(31)
	------	------	------	------	------	------	------	------
Gross profit	(25)	(8)	(8)	(16)	(8)	(24)	(7)	(31)

Selling, general and administration	(37)	(12)	(13)	(25)	(12)	(37)	(13)	(50)

Research and development	(11)	(3)	(2)	(5)	(3)	(8)	(3)	(11)
	------	------	------	------	------	------	------	------
Operating profit	(73)	(23)	(23)	(46)	(23)	(69)	(23)	(92)
	------	------	------	------	------	------	------	------
Profit before taxation	(73)	(23)	(23)	(46)	(23)	(69)	(23)	(92)

Taxation	20	6	7	13	6	19	7	26
Tax rate %
	------	------	------	------	------	------	------	------
Profit after taxation	(53)	(17)	(16)	(33)	(17)	(50)	(16)	(66)
	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	-	-	-	-	-	-	-	-

Profit attributable to shareholders	(53)	(17)	(16)	(33)	(17)	(50)	(16)	(66)
	------	------	------	------	------	------	------	------

Earnings per share	(1.0)p							(1.3)p

Weighted average number of shares	5,028							4,912

Revised 2012 and 2011 Core Results

	FY 2011 £m	Q1 2012 £m	Q2 2012 £m	H1 2012 £m	Q3 2012 £m	9M 2012 £m	Q4 2012 £m	FY 2012 £m
	------	------	------	------	------	------	------	------
Turnover	27,387	6,640	6,462	13,102	6,527	19,629	6,802	26,431
Cost of sales	(7,284)	(1,719)	(1,698)	(3,417)	(1,855)	(5,272)	(1,837)	(7,109)
	------	------	------	------	------	------	------	------
Gross profit	20,103	4,921	4,764	9,685	4,672	14,357	4,965	19,322
Selling, general and administration	(7,993)	(2,050)	(1,969)	(4,019)	(1,946)	(5,965)	(1,940)	(7,905)
Research and development	(3,689)	(895)	(882)	(1,777)	(871)	(2,648)	(837)	(3,485)
Royalty income	309	72	66	138	92	230	76	306
	------	------	------	------	------	------	------	------
Operating profit	8,730	2,048	1,979	4,027	1,947	5,974	2,264	8,238

Net finance costs	(707)	(168)	(184)	(352)	(178)	(530)	(194)	(724)
Share of after tax profits of associates and joint ventures	15	10	-	10	9	19	10	29
	------	------	------	------	------	------	------	------
Profit before taxation	8,038	1,890	1,795	3,685	1,778	5,463	2,080	7,543

Taxation	(2,084)	(489)	(457)	(946)	(431)	(1,377)	(461)	(1,838)
Tax rate %	25.9%	25.9%	25.5%	25.7%	24.2%	25.2%	22.2%	24.4%
	------	------	------	------	------	------	------	------
Profit after taxation	5,954	1,401	1,338	2,739	1,347	4,086	1,619	5,705
	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	197	65	48	113	64	177	58	235

Profit attributable to shareholders	5,757	1,336	1,290	2,626	1,283	3,909	1,561	5,470
	------	------	------	------	------	------	------	------

Earnings per share	114.5p	26.9p	26.1p	53.0p	26.2p	79.2p	32.2p	111.4p

Weighted average number of shares	5,028	4,963	4,945	4,954	4,897	4,935	4,843	4,912

Impact of IAS 19R in 2012 and 2011 on Total Results

	FY 2012			FY 2011
	Reported £m	Revised £m	Change £m	Reported £m	Revised £m	Change £m
	------	------	------	------	------	------
Turnover	26,431	26,431	-	27,387	27,387	-
Cost of sales	(7,894)	(7,925)	(31)	(7,648)	(7,673)	(25)
	------	------	------	------	------	------
Gross profit	18,537	18,506	(31)	19,739	19,714	(25)

Selling, general and administration	(8,739)	(8,789)	(50)	(8,510)	(8,547)	(37)
Research and development	(3,968)	(3,979)	(11)	(4,009)	(4,020)	(11)
Royalty income	306	306	-	309	309	-
Other operating income	1,256	1,256	-	278	278	-
	------	------	------	------	------	------
Operating profit	7,392	7,300	(92)	7,807	7,734	(73)
Net finance costs	(729)	(729)	-	(709)	(709)	-
Profit on disposal of interest in associates				585	585	-
Share of after tax profits of associates and joint ventures	29	29	-	15	15	-
	------	------	------	------	------	------
Profit before taxation	6,692	6,600	(92)	7,698	7,625	(73)

Taxation	(1,948)	(1,922)	26	(2,240)	(2,220)	20
Tax rate%	29.1%	29.1%		29.1%	29.1%
	------	------	------	------	------	------
Profit after taxation	4,744	4,678	(66)	5,458	5,405	(53)
	------	------	------	------	------	------

Profit attributable to non-controlling interest	179	179	-	197	197	-
Profit attributable to shareholders	4,565	4,499	(66)	5,261	5,208	(53)
	------	------	------	------	------	------

Earnings per share	92.9p	91.6p	(1.3)p	104.6p	103.6p	(1.0)p

Weighted average number of shares	4,912	4,912		5,028	5,028

Revised 2012 and 2011 Total Results

	FY 2011 £m	Q1 2012 £m	Q2 2012 £m	H1 2012 £m	Q3 2012 £m	9M 2012 £m	Q4 2012 £m	FY 2012 £m
	------	------	------	------	------	------	------	------
Turnover	27,387	6,640	6,462	13,102	6,527	19,629	6,802	26,431
Cost of sales	(7,673)	(1,818)	(2,000)	(3,818)	(2,089)	(5,907)	(2,018)	(7,925)
	------	------	------	------	------	------	------	------
Gross profit	19,714	4,822	4,462	9,284	4,438	13,722	4,784	18,506
Selling, general and administration	(8,547)	(2,142)	(2,200)	(4,342)	(2,236)	(6,578)	(2,211)	(8,789)
Research and development	(4,020)	(974)	(924)	(1,898)	(937)	(2,835)	(1,144)	(3,979)
Royalty income	309	72	66	138	92	230	76	306
Other operating income	278	236	309	545	299	844	412	1,256
	------	------	------	------	------	------	------	------
Operating profit	7,734	2,014	1,713	3,727	1,656	5,383	1,917	7,300

Net finance costs	(709)	(168)	(184)	(352)	(178)	(530)	(199)	(729)
Profit on disposal of interest in associates	585	-	-	-	-	-	-	-
Share of after tax profits of associates and joint ventures	15	10	-	10	9	19	10	29
	------	------	------	------	------	------	------	------
Profit before taxation	7,625	1,856	1,529	3,385	1,487	4,872	1,728	6,600

Taxation	(2,220)	(483)	(226)	(709)	(308)	(1,017)	(905)	(1,922)
Tax rate %	29.1%	26.0%	14.8%	20.9%	20.7%	20.9%	52.4%	29.1%
	------	------	------	------	------	------	------	------
Profit after taxation	5,405	1,373	1,303	2,676	1,179	3,855	823	4,678
	------	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	197	65	65	130	74	204	(25)	179

Profit attributable to shareholders	5,208	1,308	1,238	2,546	1,105	3,651	848	4,499
	------	------	------	------	------	------	------	------

Earnings per share	103.6p	26.4p	25.0p	51.4p	22.6p	74.0p	17.5p	91.6p

Weighted average number of shares	5,028	4,963	4,945	4,954	4,897	4,935	4,843	4,912

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 06, 2013

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc